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WashingtonMutual Mortgage Pass-Through Certificates, WMALT Series 2007-1 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

January 29, 2007

Closing Date(approximate)	January 29, 2007
Investor Settlement Date(approximate)	January 30, 2007
First Distribution Date	February 25, 2007
Cut-Off Date	January 1, 2007

Important Notice About Information Presented in this
Free Writing Prospectus

The securities described in this free writing prospectus may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this free writing prospectus in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) a form of prospectus supplement which, along with this free writing prospectus, describes more specifically the terms of your series of certificates. This free writing prospectus does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus supersedes information contained in any prior free writing prospectus relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire free writing prospectus and the prospectus and the form of prospectus supplement we will provide you. You may obtain a copy of the prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS FREE WRITING PROSPECTUS  REFLECTS THE CHARACTERISTICS OF THE MORTGAGE POOL AS OF 01/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, WHICH IS 01/01/07. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this free writing prospectus. The mortgage-backed securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-1 Trust

Collateral Profile as of 01/01/07

THIS COLLATERAL INFORMATION HAS NOT BEEN INDEPENDENTLY VERIFIED BY WAMU CAPITAL CORP.  THIS INFORMATION IS PRELIMINARY AND SUBJECT TO CHANGE, AND SUPERSEDES COLLATERAL INFORMATION CONTAINED IN PRIOR MATERIALS FOR THIS TRANSACTION.

Type	Group 1 - 30 yrs	Group 2 - 15 yrs
Estimated Size (+/- 10%)	$209mm	$34mm
GWAC (+/- 10 bps)	6.69	6.40
WAM (+/- 3 months)	358	176
FICO (+/- 10)	726	727
Average Loan Bal (+/- 10%)	$438k	$357k
WA LTV (+/- 5%)	69	65
Top 3 States (+/- 5%)	CA(55%)	CA(47%)
	FL(5%)	NY(7%)
	WA(5%)	GA(7%)
Cash-Out Refi (+/- 5%)	42	44
SF/PUD (+/- 10%)	87	86
2-4 Family (+/- 10%)	7	9
Full Doc (+/- 10%)	24	35
Non-Owner Occupied (+/- 5%)	11	20
Interest Only (+/- 5%)	20	8
Prepay Penalty (+/- 5%)	27	40
Estimated Subordination (+/- 200 bps)	5.35%	5.35%
Expected Rating Agencies	2 of 3	2 of 3
#1 Originator Concentration*	WMB (55%)	WMB (56%)
#2 Originator Concentration*	American Mortgage Network (13%)	Greenpoint (15%)
#3 Originator Concentration*	New Century (12%)	The Mortgage Store (5%)
Clean Up Call Percentage	10% of the aggregate Cut-Off Date balance of the loan groups
Servicer	100% Washington Mutual Bank

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-1

Trust

Preliminary Structure

The Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-1 Trust will issue securities related to one or more loan groups, each of which will have one or more related classes of senior certificates and one or more classes of subordinate certificates.  Certain classes may receive payment from interest only bonds.  If there are multiple loan groups included in the final structure, the loan groups may or may not be completely or partially cross-collateralized.  With respect to any LIBOR Certificate under consideration, a yield maintenance agreement (“YMA”) may be purchased from an approved counterparty.  A YMA, dependent upon LIBOR certificates, is intended to partially mitigate the risk of LIBOR exceeding a predetermined value, in which case the mortgage loans will not generate enough interest to pay the full certificate interest rate on the related LIBOR certificate.  The YMA counterparty will be obligated to make payments under the YMA to the Trust based on an agreed upon formula.  A preliminary structure based on the above collateral groups is described here:

Group 1 Paydown Structure Rules

Define the following Ratio Strip and variables:

Net WAC’s that are less than to 6.00% create PO and 6.00% coupon.

Net WAC’s that are greater than or equal to 6.00% and less than 7.00% are ratio stripped to create 6.00% and 7.00% coupons.

Net WAC’s that are greater than or equal to 7.00% create IO and 7.00% coupon.

RS_1:  6.00% coupon bucket.

RS_2:  7.00% coupon bucket.

Pay RS_1 in the following manner:

1.        At the beginning of each period, set the following variables:

a.        FixedAmt1 = $1,000

b.       FixedAmt2 = $900,000

i.         Pay to Class R until retired.

ii.        Pay to Classes 1A1 and 1A2 its priority amount pro-rata until retired.

iii.      Pay FixedAmt1 for the distribution date to Class 1A7 until retired.

iv.      Pay FixedAmt2 for the distribution date to Class 1A8 until retired.

v.       Pay to Class 1A7 until retired.

vi.      Pay to Class 1A8 until retired.

vii.    Pay to Class 1A6 until retired.

viii.   Pay to Classes 1A1 and 1A2 pro-rata until retired.

Pay RS_2 in the following manner:

1.     Pay to Class 1A3 and 1A9 pro-rata until retired.

Size:    209mm

Group Pass-Through Rate:    6.00% and 7.00%

Collateral:        30 year Conforming and Jumbo

Pricing Speed:      100% PPC (8 to 24 CPR / 12 months)

NAS Bonds (“Lockout Certificates”):  Yes, Classes 1A1 and 1A2.  Locked out of scheduled and prepay for 60 months.  The priority fraction amount is (Balance of Total NAS / Total Non-PO Balance).

Z-Bonds (“Accrual Certificates”):  No.

Accretion Directed Certificates:  No.

AAA Support Bonds:  Yes, Class 1A2 will support Classes 1A1, 1A7, and 1A8.  Of the Class 1A2 balance, 4.38412% up to a max $243,700 will support Class 1A1, 67.37187% up to a max $3,745,000 will support Class 1A7, and 28.24401% up to a max $1,570,000 will support Class 1A8.  Class 1A9 will support Class 1A3.

LIBOR Certificates:    For Class 1A7: Rate = 1_Mo_LIBOR plus 0.60, Floor = 0.60%, Hard Cap = 6.00%.  Corridor Cap = 9.50%.  The initial coupon is 5.92%.  Zero day delay.

  For Classes 1A3 and 1A9:  Rate = 1_Mo_LIBOR plus 0.37, Floor = 0.37%, Hard Cap = 7.00%.  The initial coupon is 5.69%.  Zero day delay.

Inverse LIBOR Certificates:  No.

Inverse IO Certificates:  For Class 1A5: Rate = 5.40 minus 1_Mo_LIBOR.  Floor = 0.00%, Cap = 5.40%.  Notional balance follows Class 1A7.  The initial coupon is 0.08%.  Zero day delay.

  For Class 1A4: Rate = 6.63 minus 1_Mo_LIBOR.  Floor = 0.00%, Cap = 6.63%.  Notional balance follows combined balances of Classes 1A3 and 1A9.  The initial coupon is 1.31%.  Zero day delay.

Initial LIBOR:  5.32%, initial LIBOR will be set 2 days prior to 1st accrual date.

Certificate Interest Rate:  6.00% on Classes 1A1, 1A2, 1A6, 1A8, R, 2A1, and 2A2.

Yield Maintenance Agreement:  For Class 1A7: The Cap contract was generated at 100PPC to call and will extend the expected life of the bond.  The cap contract will be in effect through the September 25, 2014 pay date.  The lower strike will be 5.40% and the upper strike will be 8.90%.  The cap of the floater in any given period will be 9.50%.  The cap contract is for Class 1A7 and will not be available for Class 1A5.  The notional balance of the cap contract will never exceed the balance of Class 1A7.  The cap contract will accrue on a 30/360 basis.  The cap counterparty is Barclays.

Interest Only Certificates:  No.

Accrual date:   1/1/2007

LIBOR Certificates Accrual date:  25th day of the month immediately proceeding the month during which such Distribution Date occurs.

Group 2 Paydown Structure Rules

1.        Pay Class 2A1 and Class 2A2 pro rata until retired.

Size:  34mm

Type:  15yr conforming and jumbo balance

Group Pass-Through Rate:    6.00%

Pricing Speed:  100% PPC (8 -> 24CPR / 12 months)

AAA support bonds:  Yes, Class 2A2 will support 2A1.

NAS Bonds  :None.

Z-Bonds  :  None.

Accretion Directed Certificates:  None.

LIBOR Certificates:   None.

Inverse LIBOR Certificates:  None.

Yield Maintenance Agreement:  None.

Initial LIBOR:  None.

Interest Only Certificates:  None.

Accrual date:  01/01/2007

LIBOR Certificates Accrual date:  None.

Notes

Exchange Classes:  Yes.

Class 1A8 can be exchanged into the following class combinations:

Class 1A10  5.50% coupon.

Class 1A11  5.75% coupon.

Class 1A12  notional balance interest only class, coupon is 6.00%.

The maximum original balance for Classes 1A10 and 1A11 will be equal to the original balance of Class 1A8 which is $62,761,300.  The maximum notional balance for Class 1A12 will be equal to the notional amount created when Class 1A8 is exchanged for Class 1A11.  This original notional balance is $5,230,108.

Class 2A1 can be exchanged into the following classes:

Class 2A3 5.50% coupon.

Class 2A4 5.75% coupon.

Class 2A5 notional balance interest only class, coupon is 6.00%.

The maximum original balance for Classes 2A3 and 2A4 will be equal to the original balance of Class 2A1 which is $30,225,000.  The maximum notional balance for Class 2A5 will be equal to the notional amount created when Class 2A1 is exchanged for Class 2A3.  This original notional balance is $2,518,750.

Closing date:  01/29/2007

Accrual date:  01/01/2007

Floater accrual date:  01/25/2007

First pay date:  02/25/2007

Clean-up call:   10%

WACIO:  Group 1 and Group 2 crossed to form CX, 6.50% normalized coupon

WACPO:  Group 1 and Group 2 crossed to form CP

Prepay Bond:   PPP, same as previous deals.

Subordinates:  Group 1 and Group 2 crossed to form B1, B2, B3, B4, B5, and B6.

ORIGINATOR DISCLOSURES

GreenPoint Mortgage Funding, Inc., a New York corporation (“GreenPoint”), is an indirect wholly-owned subsidiary of North Fork Bancorporation, Inc., a bank holding company. GreenPoint’s executive offices are located at 100 Wood Hollow Drive, Novato, California, 94945.

GreenPoint is engaged in the mortgage banking business, which consists of the origination, acquisition, sale and servicing of residential mortgage loans secured primarily by one- to four-unit family residences, and the purchase and sale of mortgage servicing rights.  GreenPoint originates loans through a nationwide network of production branches.  Loans are originated primarily through GreenPoint’s wholesale division, through a network of independent mortgage loan brokers approved by GreenPoint, and also through its retail lending division and correspondent lending division.

New Century Mortgage Corporation is a California corporation and an indirect wholly owned subsidiary of New Century Financial Corporation.  It is headquartered in Irvine, California.  New Century Mortgage Corporation engages in the business of originating, purchasing, selling and servicing first lien and second lien residential mortgage loans.  New Century emphasizes the origination of residential mortgage loans that are commonly referred to as non-conforming “B&C” loans or subprime mortgage loans, as well as Alt-A mortgage loans.

American Mortgage Network, Inc. is a Delaware corporation headquartered in San Diego and is an indirect wholly-owned subsidiary of Wachovia Bank, N.A. and Wachovia Corporation.  American Mortgage Network originates loans for the national mortgage broker community through its network of branches and business-to-business over the Internet. It sells its loan production in the secondary mortgage market in servicing-released sales. It is approved to do business in 50 states and the District of Columbia either by license or exemption.

TMSF Holdings, Inc. (the “Company’) is a financial holding company that previously operated as Little Creek, Inc. in November 2002. The Company acquired The Mortgage Store Financial, Inc. and changed its name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store Financial, Inc., Little Creek, Inc. did not have any significant operational activity. The Mortgage Store Financial, Inc. was incorporated on August 25, 1992. The Company is licensed by the California Department of Corporations and respective agencies in 35 other states. It is principally engaged in the origination and purchase of residential mortgage loans. Generally, such loans are subsequently sold to financial institutions or to other entities that sell such loans to investors as a part of secured investment packages. The Company has obtained approval from the Department of Housing and Urban Development to act as a supervised mortgagee.

* Please see “Originator Disclosures” section for a description of these companies.